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                                                                     Exhibit 3.0



                                OPTION AGREEMENT


     OPTION AGREEMENT dated as of February 22, 2000 (this "Agreement"),

BETWEEN:

                   ALCATEL,
                   a corporation existing under the laws of France

                   (hereinafter referred to as "ALCATEL"),

AND:

                   NEWBRIDGE NETWORKS CORPORATION,
                   a corporation existing under the laws of Canada

                   (hereinafter referred to as "NEWBRIDGE"),


     WHEREAS ALCATEL and NEWBRIDGE have entered into a Merger Agreement dated as of the date hereof (the "MERGER AGREEMENT") which provides, upon the terms and subject to the conditions set forth therein, for the completion of an arrangement (the "ARRANGEMENT") involving NEWBRIDGE and its securityholders;

     AND WHEREAS, unless the context otherwise requires, words and phrases used herein with initial capital letters shall have the meanings assigned to such words and phrases in the Merger Agreement;

     AND WHEREAS as a condition to ALCATEL entering into the Merger Agreement, ALCATEL has required that NEWBRIDGE agree, and in order to induce ALCATEL to enter into the Merger Agreement, NEWBRIDGE has agreed, to grant ALCATEL an option to purchase, in accordance with the terms and conditions of this Agreement, up to 36,183,000 newly issued NEWBRIDGE Common Shares, representing approximately 19.9 % of the issued and outstanding NEWBRIDGE Common Shares on the date hereof;

     NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, the parties hereto agree as follows:

















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                                    ARTICLE 1
                                   THE OPTION

SECTION 1.1 GRANT OF OPTION.

     Subject to the terms and conditions set forth herein, NEWBRIDGE hereby grants to ALCATEL an irrevocable option (the "OPTION") to purchase up to 36,183,000 NEWBRIDGE Common Shares (the "OPTION SHARES") from the treasury of NEWBRIDGE (being approximately 19.9% of the number of issued and outstanding NEWBRIDGE Common Shares on the date hereof) in the manner set forth below at a purchase price (the "PURCHASE PRICE") per Option Share equal to the final reported price on The Toronto Stock Exchange on February 22, 2000 in cash per Option Share.

SECTION 1.2 EXERCISE OF OPTION.

(1) The Option may be exercised by ALCATEL, in whole or in part, at any time or from time to time after the occurrence of an Exercise Event (as defined below) and prior to the Termination Date (as defined below).

(2) An "EXERCISE EVENT" shall occur for purposes of this Agreement upon the occurrence of any event or circumstance which, pursuant to Section 6.4(1) of the Merger Agreement, entitles ALCATEL to a payment of the amount specified therein.

(3) The "TERMINATION DATE" shall occur for purposes of this Agreement upon the first to occur of any of the following:

      (a)  the Effective Time;

      (b) the date which is 2 years after the first occurrence of an Exercise Event;

      (c) the date on which the Option shall have been exercised in full; or

      (d) following the termination of the Merger Agreement in any manner in which ALCATEL would not be entitled, pursuant to Section 6.4(1) of the Merger Agreement, to a payment of the amount specified therein.

(4) In the event ALCATEL wishes to exercise the Option, ALCATEL shall send a written notice (an "EXERCISE NOTICE") to NEWBRIDGE specifying the total number of Option Shares that ALCATEL wishes to purchase, the denominations of the certificate or certificates evidencing such Option Shares which ALCATEL wishes to receive, the date (subject to the earlier of the satisfaction or waiver of the conditions set forth in Section 1.3) (the "CLOSING DATE") which shall be a Business Day not later than the fifth Business Day
















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     and not earlier than the second Business Day after delivery of such notice, and the place for the closing (the "CLOSING") of such purchase.

(5)  If at any time the Option is then exercisable pursuant to the terms of
     Section 1.2(1) hereof and notwithstanding whether the condition set forth in Section 1.3(1) shall have been fulfilled, ALCATEL may elect, in lieu of exercising the Option to purchase Option Shares as provided in Section 1.2(4) hereof, to send a written notice to NEWBRIDGE (a "CASH EXERCISE NOTICE") specifying a date not later than the fifth Business Day and not earlier than the second Business Day following the date such notice is given, on which date NEWBRIDGE shall pay to ALCATEL an amount in cash equal to the Spread (as defined below) multiplied by such number of Option Shares as ALCATEL shall specify in the Cash Exercise Notice. As used herein, "SPREAD" shall mean the excess, if any, over the Purchase Price of the higher of (the "APPLICABLE PRICE"): (x) if applicable, the highest price per share (the "COMPETING PURCHASE PRICE") for NEWBRIDGE Common Shares proposed in any Acquisition Proposal announced, proposed, offered or made prior to the date of the Cash Exercise Notice; or (y) the simple average of the closing prices (the "CLOSING PRICE"), if any of the NEWBRIDGE Common Shares on The Toronto Stock Exchange (the "TSE") during the 20 trading days immediately prior to the date of the Cash Exercise Notice. If the Competing Purchase Price includes any property other than cash, the Competing Purchase Price shall be the sum of: (i) the fixed cash amount, if any, included in the Competing Purchase Price; and (ii) the fair market value of such other property. If such other property includes securities listed on an existing public trading market, the fair market value of such securities shall be deemed to be equal to the average of the closing prices (or the average of the closing bid and asked prices if closing prices are unavailable) for such securities in their principal public trading market on the five trading days ending five days prior to the date of the Cash Exercise Notice. If such other property includes something other than cash or securities listed on an existing public trading market and, as of the payment date for the Spread, agreement on the value of such other property has not been reached, the Competing Purchase Price shall be deemed to be the amount of any cash included in the Competing Purchase Price plus the fair market value of such other property as determined by a nationally recognized investment banking firm jointly selected by ALCATEL and NEWBRIDGE. For this purpose, the parties shall use their reasonable best efforts to cause any determination of the fair market value of such other property to be made within two Business Days after the date of delivery of the Cash Exercise Notice. Upon exercise of its right to receive the Spread pursuant to this Section 1.2(5), the obligations of NEWBRIDGE to deliver Option Shares pursuant to
     Section 1.1 shall be terminated with respect to such number of Option Shares for which
















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     ALCATEL shall have elected to be paid the Spread pursuant to the Cash
     Exercise Notice.

SECTION 1.3 CONDITIONS TO CLOSING.

     The obligation of NEWBRIDGE to deliver Option Shares upon any exercise of the Option is subject to the following conditions:

(1) The Option Shares shall have been approved for listing on the NYSE and the TSE, provided however, that NEWBRIDGE and ALCATEL agree that NEWBRIDGE shall not be obligated to register the Option Shares under the U.S. Securities Act or otherwise qualify the Option Shares for resale in the United States or Canada other than on the terms and subject to the conditions set forth in Section 3.2; and

(2) No preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting such issuance of Option Shares shall be in effect (provided that NEWBRIDGE has used its reasonable best efforts to resist or overturn same).

     The obligation of NEWBRIDGE to pay the Spread under Section 1.2(5) shall only be subject to the condition that no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting payment of the Spread shall be in effect (provided that NEWBRIDGE has used its reasonable best efforts to resist or overturn same).

SECTION 1.4 CLOSINGS.

(1) In the event of a Closing pursuant to Section 1.2(4), NEWBRIDGE shall deliver to ALCATEL a certificate or certificates evidencing the applicable number of Option Shares (in the denominations specified therein), and ALCATEL shall purchase each such Option Share from NEWBRIDGE at the Purchase Price.

(2) In the event of a Closing pursuant to Section 1.2(5), NEWBRIDGE shall deliver to ALCATEL cash in the amount determined pursuant to Section 1.2(5).

(3) Payment of the Purchase Price and the Spread shall be made by wire transfer of immediately available funds.

SECTION 1.5 ADJUSTMENTS UPON SHARE ISSUANCES, CHANGES IN CAPITALIZATION, ETC.

(1) In the event of any change in NEWBRIDGE Common Shares or in the number of outstanding NEWBRIDGE Common Shares by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other extraordinary change in the corporate or capital
















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     structure of NEWBRIDGE (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), the type and number of shares or securities to be issued by NEWBRIDGE upon exercise of the Option and the Purchase Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that ALCATEL shall receive upon exercise of the Option the number and class of shares and/or other securities and/or cash and/or property that ALCATEL would have received in respect of NEWBRIDGE Common Shares if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable, and elected, to the fullest extent it would have been permitted to elect, to receive such securities, cash or other property
     (as ALCATEL shall determine). For greater certainty, following any such transaction, ALCATEL shall continue to be entitled to give a Cash
     Exercise Notice and be paid the Spread, determined in light of the Purchase Price, adjusted as aforesaid.

(2) In the event that NEWBRIDGE shall enter into an agreement (other than the Merger Agreement): (i) to consolidate with, amalgamate or merge into any person, other than ALCATEL or any subsidiary of ALCATEL, and shall not be the continuing or surviving corporation of such consolidation, amalgamation or merger; (ii) to permit any person, other than ALCATEL or any subsidiary of ALCATEL, to merge into NEWBRIDGE and NEWBRIDGE shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding NEWBRIDGE Common Shares shall be changed into or exchanged for shares or other securities of NEWBRIDGE or any other person or cash or any other property or the then outstanding NEWBRIDGE Common Shares shall after such merger represent less than 50% of the outstanding shares and share equivalents of the surviving corporation; or
     (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than ALCATEL or any subsidiary of ALCATEL; then, and in each such case, proper provision shall be made in the agreements governing such transaction so that ALCATEL shall receive upon exercise of the Option, the number and class of shares and/or other securities and/or cash and/or property that ALCATEL would have received in respect of NEWBRIDGE Common Shares if the Option had been exercised immediately prior to such transaction, or the record date therefor, as applicable, and elected, to the fullest extent it would have been permitted to elect, to receive such securities, cash or other property (as ALCATEL shall determine), and the Purchase Price shall be adjusted appropriately. For greater certainty, following any such transaction, ALCATEL shall continue to be entitled to give a Cash Exercise Notice and be paid the Spread, determined in light of the Purchase Price, adjusted as aforesaid.

















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(3)  The provisions of this Agreement, including, without limitation, Sections
     1.1, 1.2, 1.4 and 3.2, shall apply with appropriate adjustments to any securities for which the Option becomes exercisable pursuant to this
     Section 1.5.

                                   ARTICLE 2
                  REPRESENTATIONS AND WARRANTIES OF NEWBRIDGE

     NEWBRIDGE hereby represents and warrants to ALCATEL as follows:

SECTION 2.1 AUTHORITY RELATIVE TO THIS AGREEMENT.

     NEWBRIDGE has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by NEWBRIDGE and the consummation by NEWBRIDGE of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of NEWBRIDGE are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly executed and delivered by NEWBRIDGE and, assuming the due authorization, execution and delivery by ALCATEL, constitutes the legal, valid and binding obligation of NEWBRIDGE, enforceable against NEWBRIDGE in accordance with its terms.

SECTION 2.2 AUTHORITY TO ISSUE SHARES.

     NEWBRIDGE has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the Termination Date shall have reserved, all the Option Shares issuable pursuant to this Agreement, and NEWBRIDGE shall take all necessary corporate action to authorize and reserve and permit it to issue all additional NEWBRIDGE Common Shares or other securities which may be issued pursuant to this Agreement, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and non-assessable, shall be delivered free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, charges and other encumbrances of any nature whatsoever (other than as provided in this Agreement) and shall not be subject to any pre-emptive rights.

SECTION 2.3 NO CONFLICTS.

     The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any breach pursuant to any provision of the constating documents of NEWBRIDGE or any subsidiary of NEWBRIDGE or result in any breach of any loan or credit agreement, note, mortgage, indenture, lease, pension plan or other
















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agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to NEWBRIDGE or any subsidiary of NEWBRIDGE or their respective properties or assets, except that the Option Shares may not be resold in (i) any province of Canada except in accordance with Canadian securities laws; or (ii) the United States unless the Option Shares are registered under the U.S. Securities Act or are offered and sold pursuant to an exemption from registration under the U.S. Securities Act.

                                   ARTICLE 3
                             COVENANTS OF NEWBRIDGE

SECTION 3.1 LISTING; OTHER ACTION.

(1) As promptly as practicable, NEWBRIDGE shall use all reasonable best efforts to cause the Option Shares to be approved for listing on the New York Stock Exchange (the "NYSE") and the TSE, subject to notice of issuance, and shall provide prompt notice to the TSE of the issuance of each Option Share.

(2) NEWBRIDGE shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable law, regulation or policy to consummate and make effective the transactions contemplated hereunder, including, without limitation, using all reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of any government or regulatory authority; provided however, that NEWBRIDGE shall not be obligated to register the Option Shares under the U.S. Securities Act or otherwise qualify the Option Shares for resale in the United States or Canada other than on the terms and subject to the conditions set forth in Section 3.2.

SECTION 3.2 QUALIFICATION

(1) In the event that ALCATEL shall desire to sell any of the Option Shares and such sale in the manner proposed by ALCATEL requires, in the opinion of counsel to ALCATEL, which opinion shall be reasonably satisfactory to NEWBRIDGE and its counsel, registration of such Option Shares under the U.S. Securities Act of 1933, as amended or qualification of such Option Shares for resale under applicable Canadian securities laws, NEWBRIDGE shall cooperate with ALCATEL and any underwriters in registering or qualifying of such Option Shares for resale, including, without limitation, promptly filing a registration statement and/or prospectus which complies with the requirements of applicable U.S. federal and state securities laws and/or Canadian federal, provincial and territorial securities laws, as the case may be, and entering into and complying with an underwriting agreement with such underwriters upon such terms and conditions as are customarily
















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     contained in underwriting agreements with respect to secondary distributions; provided, however, that NEWBRIDGE shall not be required to file more than two registration statements which are declared effective and/or prospectuses hereunder and shall be entitled to delay the filing or effectiveness of any registration statement and/or prospectus for up to 120 days (but not more than once in any 12 month period) if the offering would, in the judgment of the Board of Directors of NEWBRIDGE, require premature disclosure of any material corporate development or otherwise materially interfere with or materially adversely affect any pending or proposed offering of securities of NEWBRIDGE or any other material transaction involving NEWBRIDGE.

(2) If Option Shares are registered or qualified pursuant to the provisions of this Section 3.2, NEWBRIDGE agrees (i) to furnish copies of the registration statement and/or prospectus relating to the Option Shares covered thereby in such numbers as ALCATEL may from time to time reasonably request and (ii) if any event shall occur as a result of which it becomes necessary to amend or supplement any registration statement or prospectus, to prepare and file under the applicable securities laws such amendments and supplements as may be necessary to keep available for at least 90 days a prospectus covering the Option Shares meeting the requirements of such securities laws, and to furnish ALCATEL with such numbers of copies of the registration statement and prospectus, as amended or supplemented, as may reasonably be requested. NEWBRIDGE shall bear the cost of the registration or qualification, including but not limited to, all registration and filing fees, printing expenses, and fees and disbursements of counsel and accountants for NEWBRIDGE, and ALCATEL shall pay the fees and disbursements of its counsel and the underwriting fees and commissions applicable to the Option Shares sold by ALCATEL.
     NEWBRIDGE shall indemnify and hold harmless ALCATEL, its affiliates and their respective officers and directors from and against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained in or omissions or alleged omissions from, each registration statement or prospectus (or any amendment thereto) filed pursuant to this paragraph; provided, however, that this provision shall not apply to any loss, liability, claim, damage or expense to the extent it arises out of any untrue statement or omission made in reliance upon and in conformity with written information furnished to NEWBRIDGE by ALCATEL, its affiliates and its officers and other representatives expressly for use in any registration statement or prospectus (or any amendment thereto) filed pursuant to this paragraph. NEWBRIDGE shall also indemnify and hold harmless each underwriter and each person who controls any underwriter against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained
















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     in or omissions or alleged omissions from, each registration statement or prospectus (or any amendment thereto) filed pursuant to this paragraph; provided, however, that this provision shall not apply to any loss, liability, claim, damage or expense to the extent it arises out of any untrue statement or omission made in reliance upon and in conformity with written information furnished to NEWBRIDGE by the underwriters expressly for use in any registration statement or prospectus (or any amendment thereto) filed pursuant to this Section 3.2.

                                    ARTICLE 4
                              COVENANTS OF ALCATEL

SECTION 4.1 VOTING LIMITATIONS.

     ALCATEL hereby agrees with NEWBRIDGE that, unless the tax change provisions of the voting agreement with Mr. Matthews have been triggered, it will not exercise any voting rights attached to the Option Shares to either vote in favour of the Arrangement or vote against any other Acquisition Proposal.

SECTION 4.2 OFFERING RESTRICTIONS.

     Until such time as ALCATEL has requested that NEWBRIDGE take such action as may be required by Section 3.2 to register the Option Shares for resale under the U.S. Securities Act, ALCATEL agrees to comply with the requirements of Regulation S promulgated under the U.S. Securities Act, including, but not limited to, the following:

(1) ALCATEL shall not make any offer or sale of the Option Shares to a U.S. person or for the account or benefit of a U.S. person (within the meaning of Regulation S) during the 40 day period following issuance of the Option Shares.

(2) All offering materials and documents used in connection with any offer or sale of the Option Shares during the 40 day period following issuance of the Option Shares shall include statements on the cover or inside cover page and in the underwriting or distribution section of any prospectus or offering circular and in any advertisement to the effect that the Option Shares have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to U.S. persons unless the Option Shares are so registered or an exemption from the registration requirements is available.

(3) ALCATEL shall send written confirmation to any purchaser of the Option Shares during the 40 day period following the issuance of the Option Shares that the purchaser is subject to the foregoing restrictions on offers and sales of the Option Shares.

















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                                    ARTICLE 5
                               CERTAIN LIMITATIONS

SECTION 5.1 MAXIMUM TOTAL PROCEEDS.

     Notwithstanding any other provision of this Agreement or the Merger Agreement, in no event shall ALCATEL's Total Proceeds (as hereinafter defined) exceed $375 million and, if it otherwise would exceed such amount, ALCATEL, at its sole election, shall either: (i) reduce the number of Option Shares subject to this Option; (ii) deliver to NEWBRIDGE for cancellation Option Shares previously purchased by ALCATEL hereunder; (iii) pay cash to NEWBRIDGE; or (iv) any combination thereof, so that ALCATEL's Total Proceeds shall not exceed $375 million after taking into account the foregoing actions. As under herein, the term "TOTAL PROCEEDS" shall mean the aggregate amount (before taxes) of the following: (i) the amount received by ALCATEL pursuant to a Cash Exercise Notice pursuant to Section 1.2(5); (ii) (x) the net cash amounts, or fair value of any securities or property, received by ALCATEL pursuant to the then agreed sale of Option Shares purchased or acquired pursuant to this Agreement (or any other securities into which such Option Shares are converted or exchanged in any manner whatsoever) to any unaffiliated party or the net cash proceeds determined as of the date of such proposed exercise assuming that such Option Shares were sold for cash at the closing market price for the NEWBRIDGE Common Shares on the TSE as of the close of business on the preceding trading day (less customary brokerage commissions), whichever is greater, less (y) ALCATEL's Purchase Price for such shares; and (iii) any amounts received by ALCATEL pursuant to Section 6.4(1) of the Merger Agreement.

                                    ARTICLE 6
                            TERMINATION OF AGREEMENT

SECTION 6.1 TERMINATION.

     This Agreement, other than the rights and obligations of ALCATEL and NEWBRIDGE under Sections 3.2 and 5.1, shall terminate on the Termination Date.

                                    ARTICLE 7
                                  MISCELLANEOUS

SECTION 7.1 AMENDMENT.

     This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

















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SECTION 7.2 WAIVER.

     Either party hereto may (a) extend the time for or waive compliance with the performance of any obligation or other act of the other party hereto or (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby.

SECTION 7.3 NOTICES.

     All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at their addresses as specified in the Merger Agreement.

SECTION 7.4 SEVERABILITY.

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable law in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

SECTION 7.5 ASSIGNMENT; BINDING EFFECT; BENEFIT.

     Except as expressly provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (by operation of law or otherwise) without the prior written consent of any of the parties hereto. Notwithstanding the foregoing, ALCATEL may assign this Agreement and any of the rights, interests or obligations hereunder to any affiliate of ALCATEL without the consent of NEWBRIDGE. Subject to the first and second sentence of this section, this Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

SECTION 7.6 SPECIFIC PERFORMANCE.

     The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

















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SECTION 7.7 GOVERNING LAW.

     This Agreement shall be governed by, and construed in accordance, with the laws of the Province of Ontario and the federal laws of Canada applicable therein. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

SECTION 7.8 HEADINGS.

     The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 7.9 ENTIRE AGREEMENT.

     This Agreement and the Merger Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

















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     IN WITNESS WHEREOF, the parties hereto have caused this Option Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.



                                         ALCATEL

                                         By: /s/ Serge Tchuruk
                                            ------------------------------------
                                             Name: Serge Tchuruk
                                             Title: Chairman & CEO

                                         NEWBRIDGE NETWORKS
                                         CORPORATION

                                         By: /s/ Pearse Flynn
                                            ------------------------------------
                                             Name: Pearse Flynn
                                             Title: President COO

                                         By: /s/ Kenneth B. Wigglesworth
                                            ------------------------------------
                                             Name: Kenneth B. Wigglesworth
                                             Title: EVP Finance and CFO